Exhibit 99.8

Politan Announces Shareholders Have Overwhelmingly Elected Both Its Director Nominees to Masimo's Board

Appreciates Support From Fellow Shareholders Demonstrating Clear Mandate For Change

Nominees Michelle Brennan and Quentin Koffey Are Ready to Work Constructively in the Masimo Boardroom to Benefit All Stakeholders

NEW YORK – June 26, 2023 – Politan Capital Management (together with its affiliates, “Politan”), a 9% shareholder of Masimo Corporation (“Masimo” or the “Company”) (NASDAQ: MASI), today commented on the outcome of the Company’s Annual Meeting of Stockholders (the “Annual Meeting”).

Both of Politan’s nominees – Michelle Brennan and Quentin Koffey – were overwhelmingly elected to the Board. Based on preliminary analysis from Politan’s proxy solicitor, each of Politan’s nominees received at least 70% of the total votes cast, with 17 of the top 20 (and 43 of the top 50) shareholders voting for both Politan’s candidates.1

Mr. Koffey, Managing Partner and Chief Investment Officer of Politan, stated:

“Michelle and I would like to thank our fellow shareholders for their support and engagement throughout this campaign, and we look forward to continuing this dialogue as directors. We believe this election represents a clear mandate from shareholders that significant change is needed at Masimo. We are now fully focused on putting the election behind us and working constructively with the incumbent directors to improve the Company’s corporate governance, enhance capital allocation and instill better strategic oversight. We look forward to helping Masimo reach its full potential for all its stakeholders.”

Investor Contact

D.F. King & Co., Inc.

Edward McCarthy

emccarthy@dfking.com

Media Contact

Dan Zacchei / Joe Germani

Longacre Square Partners

dzacchei@longacresquare.com / jgermani@longacresquare.com

1 Numbers exclude voting by company insiders.